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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 AND ENDING 06/30/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thurston, Springer, Miller, Herd & Titak, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Keystone Crossing, Suite 740
(No. and Street)

Indianapolis (City) IN (State) 46240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Reynolds (317)- 581 - 4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9501 W. 171st St. H-103 (Address) Tinley Park (City) IL (State) 60487 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thurston, Springer, Miller, Herd & Titak, Inc., as of June 30, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA J HORAN
Notary Public - Seal
Marion County - State of Indiana
Commission Number NP0723445
My Commission Expires Nov 7, 2027

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Thurston, Springer, Miller, Herd & Titak, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc. (the "Company") as of June 30, 2021, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

We have served as Thurston, Springer, Miller, Herd & Titak, Inc.'s auditor since 1984.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
August 27, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

Cash	$ 2,377,876
Receivable from broker/dealers	344,936
Concessions and fees receivable	1,364,993
Office furniture, equipment, airplane and leasehold improvements (net of accumulated depreciation and amortization of $872,193)	637,952
Right-of-use assets (net of accumulated amortization of $396,627)	2,184,108
Income tax credit	20,000
Due from related party	1,222,849
Other assets	108,861
TOTAL ASSETS	$ 8,261,575

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and other liabilities	$ 98,066
Commissions payable	1,019,935
Other liabilities	52,692
Lease liabilities	2,257,238
Total Liabilities	$ 3,427,931
SHAREHOLDER'S EQUITY	
Common stock, no par value; 22,000 shares authorized,11,842 shares issued and outstanding	$ 168,542
Additional paid-in capital	18,370
Retained earnings	4,646,732
Total Shareholder's Equity	$ 4,833,644
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 8,261,575

The accompanying notes are an integral part of these consolidated financial statements.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2021

REVENUE	
Commissions	$ 8,465,138
Investment advisory fees	5,518,246
Interest and dividends	447,257
Other income	826,104
Total Revenue	$15,256,745
OPERATING EXPENSES	
Compensation and related benefits	$ 2,815,247
Commissions	6,614,452
Clearing charges and floor brokerage	734,372
Communications	69,089
Occupancy	362,506
Other operating expenses	1,971,525
Total Operating Expenses	$12,567,191
NET INCOME	$ 2,689,554

The accompanying notes are an integral part of these consolidated financial statements.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance-Beginning of Year	$ 25,511	$ 18,370	$ 1,957,178	$ 2,001,059
Issuance of Common stock	143,031			143,031
Net Income			2,689,554	2,689,554
BALANCE-END OF YEAR	$ 168,542	$ 18,370	$ 4,646,732	$ 4,833,644

The accompanying notes are an integral part of these consolidated financial statements.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2021

Cash Flows from Operating Activities	
Net Income	$ 2,689,554
Depreciation and amortization	125,993
Right-of-use assets amortization	396,627
Gain on PPP loan forgiveness	(673,017)
Issuance of common stock	143,031
Adjustments:	
Increase in receivable from broker/dealers	(37,656)
Increase in concessions and fees receivable	(187,418)
Increase in other assets	(26,076)
Increase in accounts payable and other liabilities	26,805
Increase in commissions payable	115,637
Decrease in other liabilities	(165,291)
Decrease in lease liabilities	(381,607)
Net Cash Flow provided by Operating Activities	$ 2,026,582
Cash Flows used in Investing Activities	
Purchase of equipment, airplane furniture and fixtures	$ (88,992)
Due from related party	(1,222,849)
Net Cash Flow used in Investing Activities	$(1,311,841)
Net Increase in Cash	$ 714,741
Cash Balance at June 30, 2020	$ 1,663,135
Cash Balance at June 30, 2021	$ 2,377,876
Non-Cash Financing Activities:	
Compensation paid via issuance of common stock	$ 143,031

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Thurston, Springer, Miller, Herd & Titak, Inc. (Thurston) was incorporated in the state of Indiana on September 12, 1980. Thurston is registered with the Securities and Exchange Commission and the Commodity Futures Trading Commission and is a member of the National Futures Association and the Financial Industry Regulatory Authority (FINRA). Thurston's principal business activities are the sale of securities and providing investment advice. Effective December 2020, Thurston became a wholly-owned subsidiary of Financial Services Holdings, LLC (Parent).

TSMHTA, LLC, a wholly owned subsidiary, provides business transportation to its sole owner, Thurston.

Basis of Presentation – The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Basis of Consolidation - The consolidated financial statements include all accounts of Thurston and its wholly-owned subsidiary, TSMHTA, LLC (collectively referred to as the Company). All intercompany balances and transactions have been eliminated in these consolidated financial statements.

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Investment Advisory Fees - Revenue from investment advisory fees are generally billed at the end of each month or calendar quarter and recognized over the respective period.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at four financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Depreciation and Amortization - Depreciation of office furniture and equipment is provided for using the straight-line method over five and seven-year periods. Depreciation of the airplane is over seven years. Leasehold improvements are being amortized over the lesser fifteen-year period, or the lease term.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use assets with a corresponding lease liabilities. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective July 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 9.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA and National Futures Association, Thurston is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2021, Thurston's net capital and required net capital were $2,683,032 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 46%.

NOTE 3 – OFFICE FURNITURE, EQUIPMENT, AIRPLANE AND LEASEHOLD IMPROVEMENTS

Office furniture, equipment, airplane and leasehold improvements at June 30, 2021, consists of:

Equipment	$ 470,874
Furniture and fixtures	412,671
Airplane	578,047
Leasehold improvements	48,553
Total	1,510,145
Less: accumulated depreciation and amortization	872,193
Net	$ 637,952

NOTE 4 – PROMISSORY NOTE

On April 17, 2020, the Company entered into a Promissory Note (the "PPP Note") with First Internet Bank of Indiana as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $673,017 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). The PPP Note was forgiven in full on February 26, 2021 and is included in Other income on the Statement of Operations.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, Thurston's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since Thurston enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to Thurston should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, Thurston entered into an agreement with another broker/dealer (Clearing Broker/dealer). Under the terms of the agreement Thurston forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on Thurston's behalf. In consideration for introducing customers to the Clearing Broker/dealer, Thurston receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between Thurston and Clearing Broker/dealer, Thurston is held responsible for any losses arising when the customers introduced by Thurston to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. Thurston may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT- (*Continued*)

Thurston's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Securities and Exchange Commission, Federal Reserve Board and Thurston impose rules to minimize this risk.

Under terms of the agreement Thurston is required to maintain a $100,000 deposit with the Clearing Broker/dealer. In addition, Thurston is restricted from entering into another agreement for similar services without prior written consent from Clearing Broker/dealer.

NOTE 6 - 401(k) PLAN

Thurston has adopted a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. Thurston may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. Thurston's matching contributions and profit-sharing contributions to the plan for the year ended June 30, 2021, totaled $214,443. This amount is included in compensation and related benefits on the consolidated statement of operations. The balance was paid in full at June 30, 2021.

NOTE 7 - INCOME TAXES

During the year, the Company adopted ASU 2019-12, *Income Taxes*, in conjunction with the Parent's acquisition of the Company. Substantially all income taxes are reported by the Parent. The Company has an income tax credit for overpayment of income taxes prior to the fiscal year ending June 30, 2021.

Thurston accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. Thurston is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2018.

NOTE 8 - RELATED PARTY INFORMATION

Thurston is a wholly owned subsidiary of Financial Services Holdings, LLC (Parent). Thurston is also related through common ownership and management with Robovise, LLC (Robo), and Thruston Springer Advisors, LLC (TSA) registered investment advisors, and Thurston Springer Insurance, LLC (TSI).

During the year, the Company advances the Parent payroll expenses. At June 30, 2021, the Company has a balance of $1,222,849 due from the Parent.

During the year, Thurston paid $3,500 in legal and marketing expenses on behalf of Robo. These expenses are included in other operating expenses on the Consolidated Statement of Operations.

During the year, Thurston collected investment advisory fees of $77,740 which were paid to TSA. The revenue collected on behalf of TSA is not included on the Consolidated Statement of Operations.

NOTE 9 - LEASE COMMITMENTS

The Company has obligations as a lessee for office space with the initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The leases contain renewal options since the Company exercised the renewal options, the optional periods are included in determining the lease terms, and associated payments under these renewal options are included in the lease payments. The Company's leases do not include termination options for either party to the leases or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. These assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease terms using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

NOTE 9 - LEASE COMMITMENTS – *(Continued)*

The Company leases its office space under operating agreements that expire at various dates through September 2029.

The components of lease cost for the year ended June 30, 2021, are as follows:

Operating lease cost	$ 423,934
Variable lease cost	75,136
Total lease cost	$ 499,070

Other information related to the lease at June 30, 2021:

Weighted average remaining lease term:
Operating leases – 2.8 years

Weighted average discount rate:
Operating leases – 4.75 %

Amounts disclosed for ROU asset obtained in exchange for the lease obligation and reductions to ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities of lease liability under noncancelable operating lease as of June 30, 2021, are as follows:

Year Ended June 30,	Total
2022	$ 402,744
2023	361,180
2024	344,507
2025	345,317
2026	349,684
Thereafter	1,184,805
Total undiscounted lease payments	$2,988,237
Less: Imputed interest	(730,999)
Total lease liability	$2,257,238

NOTE 10 – COMPARISON OF ORIGINALLY FILED AND AMENDED YEAR END FOCUS IIA

Thurston originally filed its year-end FOCUS IIA showing an ending net capital of $2,637,717. The Company filed an amended year-end FOCUS IIA on August 26, 2021 showing an ending net capital of $2,683,032. The difference is due to an adjustment to nonallowable assets.

NOTE 11 – REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents commission revenue by major source:

Commission Income:	
12b1 fees - Trailing	$2,775,451
Variable Annuities – Sales Based	2,002,981
Equities – Sales Based	1,379,643
Clearing Fees – Sales Based	1,058,872
Investment Company Products – Sales Based	797,877
Insurance Products – Sales Based	105,689
Other	344,625
Total Commissions	$8,465,138

Sales based commission revenue – Commissions arising from sales based securities transactions are recorded on a trade date basis.

Investment advisory fees - Advisory fee revenue represents fees charged to advisor's clients. The Company provides ongoing investment advice and administrative services for these accounts. This revenue is billed at the end of each month or calendar quarter and recognized over the respective period.

Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Interest income - The Company earns interest income from debit and credit balances in client margin accounts held at their clearing broker/dealer.

NOTE 12 – AMENDMENT OF INCORPORATION AND ISSUANCE OF STOCK

Effective August 17, 2020, by unanimous consent the shareholders, Thurston amended its articles of incorporation. Under terms of the amendment, 22,000 shares of common stock were authorized and 9,800 shares of common stock were issued. On August 25, 2020, Thurston issued an additional 2,042 shares of common stock. On December 28, 2020, the shareholders made a capital contribution of the 11,842 issued common stock to the Parent.

NOTE 13 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

Effective July 1, 2021, Thurston began allocating all investment advisory fees to TSA.

SUPPLEMENTAL INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PER UNIFORM NET CAPITAL RULE 15c3-1

JUNE 30, 2021

COMPUTATION OF NET CAPITAL	
Total shareholder's equity	$4,833,644
Deductions:	
Nonallowable assets	2,050,068
Haircuts	100,544
NET CAPITAL	$2,683,032
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 82,922
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 3,427,931
Exclusions: Lease liabilities	(2,184,108)
TOTAL AGGREGATED INDEBTEDNESS	$ 1,243,823
Percentage of Aggregate Indebtedness to Net Capital	46%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended August 26, 2021.

See accompanying Report of Independent Registered Public Accounting Firm.

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Thurston, Springer, Miller, Herd & Titak, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Thurston, Springer, Miller, Herd & Titak, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Thurston, Springer, Miller, Herd & Titak, Inc. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Thurston, Springer, Miller, Herd & Titak, Inc. stated that Thurston, Springer, Miller, Herd & Titak, Inc. met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2021 without exception. Thurston, Springer, Miller, Herd & Titak, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thurston, Springer, Miller, Herd & Titak, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
August 27, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487

THURSTON
SPRINGER
FINANCIAL

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

August 27, 2021

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Thurston, Springer, Miller, Herd & Titak, Inc. is a broker/dealer registered with the SEC and FINRA.

- Thurston, Springer, Miller, Herd & Titak, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended June 30, 2021.

- Thurston, Springer, Miller, Herd & Titak, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

    - ➢ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Thurston, Springer, Miller, Herd & Titak, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of July 1, 2020 through June 30, 2021 without exception.

- Thurston, Springer, Miller, Herd & Titak, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of July 1, 2020 through June 30, 2021.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: ______________________

Name and Title: MATTHEW M. REYNOLDS, CFO